FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2005

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive offices

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	A company announcement made on June 24, 2005

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: June 27, 2005	By:	/s/ Kenji Kinoshita
Kenji Kinoshita
Senior Executive Officer

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For Immediate Release

Komatsu Ltd.
2-3-6 Akasaka, Minato-ku,
Tokyo 107-8414, Japan
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: June 24, 2005
URL: http://www.komatsu.com/

Komatsu to Purchase Its Own Shares

(Share Purchase Pursuant to the Provisions of Article 211-3-1-2 of the Commercial Code)

Komatsu Ltd. (the “Company”) presents the following notification of the resolution made at its Board of Directors meeting held on June 24, 2005. Pursuant to the provisions of Articles 211-3-1-2 of the Commercial Code of Japan, the Company resolved the purchase of its own shares.

Notes

1.  Reasons for Purchase of Its Own Shares.

     To facilitate quick and flexible equity management in response to the changing economic environment

2.  Shares to be Purchased by the Company

(1) Type of shares to be purchased:	Outstanding Common stock of Komatsu Ltd.

(2) Total number of shares to be purchased:	Up to 1,700,000 shares.
(0.17% of total outstanding shares)

(3) Total cost of purchase:	Up to 1,800,000,000 yen.

(4) Period to be purchased:	From July 1 to July 29, 2005.

[Reference]

Possession of Treasury Shares as of May 31, 2005.

The Company’s total outstanding shares: (Excluding Treasury shares)	991,796,908 shares.
Possession of Treasury shares:	6,947,152 shares.

(end)